[Skadden, Arps, Slate, Meagher & Flom LLP's Letterhead]

By EDGAR and Facsimile
December 11, 2006

Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

  Re:
  Reliant Energy, Inc.
  Amendment No. 1 to Schedule TO
  SEC File No. 005-78063

Dear Ms. Griffith:

        On behalf of Reliant Energy, Inc. (the "Company"), enclosed is a copy of Amendment No. 1 to the Schedule TO-I (No. 005-78063), relating to the Company's offer to pay a cash premium for each of its 5.00% Convertible Senior Subordinated Notes due 2010 that is validly tendered in exchange for shares of its common stock, par value $.001 per share, as filed with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from the Schedule TO filed with the Commission on November 22, 2006.

        The changes reflected in the Schedule TO have been made in response to the comment (the "Comment") of the staff of the Commission (the "Staff") set forth in the Staff's letter of December 6, 2006 (the "Comment Letter"). Set forth below in this letter is the Company's response to the Comment raised in the Comment Letter. For the convenience of the Staff, we have restated the Comment in this letter. In addition, the Company is concurrently submitting a letter with respect to the closing comment in the Comment Letter requiring certain acknowledgments from the Company.

Offer to Purchase

1.
We note your disclosure that you have reserved the right to terminate the offer "for any reason or for no reason." This appears to leave the termination of the offer completely in your control, which renders the offer illusory. Please revise to delete this reservation from your offer to purchase.

  Response: The Company has made the requested change.

  A.
  The answer to the question entitled "Under what circumstances may the Company extend or terminate the Offer?" on page 8 of the Offering Circular filed as Exhibit 99(a)(1)(i) to the Schedule TO ("Offering Circular") under the section entitled "QUESTIONS AND ANSWERS ABOUT THE OFFER" was amended by deleting the words "for any or no reason" from the following sentence:

      "In addition, we expressly reserve the right to terminate the Offer and not pay the Additional Exchange Consideration if any of the events described in the section of this Offering Circular entitled "The Offer—Conditions to the Offer" occurs or for any or no reason within our reasonable discretion."

    The sentence now reads:

      "In addition, we expressly reserve the right to terminate the Offer and not pay the Additional Exchange Consideration if any of the events described in the section of this Offering Circular entitled "The Offer—Conditions to the Offer" occurs."

  B.
  The section entitled "THE OFFER—Conditions to the Offer" on page 24 of the Offering Circular was amended by deleting the following sentence:

      "However, even if all of these conditions are satisfied, we reserve the right to terminate the Offer for any or no reason and not accept any Notes validly tendered for exchange pursuant to the Offer."

        Please feel free to contact the undersigned at (212) 735-4112 or Franklyn Duporte at (202) 371-7969 with any questions or comments you may have.

Respectfully submitted,
/s/ RICHARD B. AFTANAS
Richard B. Aftanas

Enclosure

cc:
Michael L. Jines
Senior Vice President, General Counsel
and Corporate Secretary
Reliant Energy, Inc.
1000 Main Street
Houston, TX 77002

[Reliant Energy, Inc.'s Letterhead]

By EDGAR and Facsimile
December 11, 2006

Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

    Re:
    Reliant Energy, Inc. (the "Company")
    Schedule TO filed on November 22, 2006
    SEC File No. 005-78063

Dear Ms. Griffith:

        The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission (the "Commission") from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please feel free to contact me at (713) 497-7465 with any questions or comments you may have.

                      Respectfully submitted,

                      /s/ Michael L. Jines

                      Michael L. Jines
                      Senior Vice President, General
                      Counsel and Corporate Secretary